Exhibit 99.10

Consent of Stephen Ling

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Orla Mining Ltd. (the “Company”) for the year ended December 31, 2023 (collectively, the “Annual Report”), I, Stephen Ling consent to: (i) the inclusion and incorporation by reference in the Annual Report of the mineral reserve estimate for the Camino Rojo Oxide Mine as at December 31, 2023 (the “Technical Disclosure”) that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me; and (ii) the use of and reference to my name, including as an expert or "qualified person", and my involvement in the preparation of the Technical Disclosure, in each case where used or incorporated by reference into the Annual Report.

I also consent to the use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement (No. 333-271236) on Form F-10 and Registration Statement on Form S-8 (File No. 333-272171), in both cases as amended.

/s/ Stephen Ling
Stephen Ling
Orla Mining Ltd.

Dated: March 19, 2024